Exhibit 99.3

MER TELEMANAGEMENT SOLUTIONS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Adv. Odeya Brick-Zarsky and Ofira Bar, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with full power of substitution and revocation to vote any and all ordinary shares, par value NIS 0.03 per share, of MER Telemanagement Solutions Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on September 24, 2020 at 10:30 a.m. (Israel time) at the offices of the Company’s legal counsel, Ephraim Abramson & Co., Law Offices, 52 Menahem Begin Rd., Sonol Tower, 12th Floor, Tel Aviv, 6713701, Israel and at any adjournment(s) or postponement(s) thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business and related resolutions as more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

As part of our precautions regarding the Coronavirus (Covid-19), we will enable participation and convening of the meeting via teleconference at the following dial-in numbers and code: Israel dial-in number: 076-5990000, US dial-in number: 712-770-5561 - Conference code: 150360#.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED ON THE REVERSE.  IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED “FOR” THE ELECTION OF A DIRECTOR IN PROPOSAL 1 AND “FOR” PROPOSALS 2, 3 AND 4 AS SET FORTH ON THE REVERSE.

IN ADDITION, VOTES CAST FOR PROPOSAL 2 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER IS A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST WITH RESPECT TO THE PROPOSAL (EXCLUDING A PERSONAL INTEREST THAT IS NOT RELATED TO A RELATIONSHIP WITH THE CONTROLLING SHAREHOLDER), AS APPLICABLE.

FOR INFORMATION REGARDING THE DEFINITION OF “CONTROLLING SHAREHOLDER” OR “PERSONAL INTEREST,” SEE THE DISCUSSION IN THE “REQUIRED VOTE” SECTION OF THE ITEM OF THE PROXY STATEMENT. FOR THE FULL TEXT OF EACH RESOLUTION SEE THE RELEVANT ITEM IN THE PROXY STATEMENT.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MER TELEMANAGEMENT SOLUTIONS LTD.

September 24, 2020

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.
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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF A DIRECTOR IN PROPOSAL 1 AND “FOR” PROPOSALS 2, 3 AND 4 BELOW. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest or are a controlling shareholder with respect to Proposal 2, as applicable and as noted below. For information regarding the definitions see the discussion in the “Required Vote” section of the item in the proxy statement.

VOTES CAST FOR PROPOSAL 2 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER IS A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST WITH RESPECT TO THE PROPOSAL, AS APPLICABLE.

1.	To re-elect a director for a term expiring at the Company’s 2021 Annual General Meeting of Shareholders.

NOMINEE:

	FOR	AGAINST	ABSTAIN
HAIM MER	☐	☐	☐

2.	To re-elect Ms. Varda Trivaks as an outside director (as such term is defined in the Israeli Companies Law) for a fifth term and to approve her terms of service.

FOR	AGAINST	ABSTAIN
☐	☐	☐

In connection with this proposal, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders).

YES	NO
☐	☐

3.	To approve terms of procurement of a directors’ and officers’ liability insurance policy for current and future office holders.

FOR	AGAINST	ABSTAIN
☐	☐	☐

4.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2020, and to authorize the Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.

FOR	AGAINST	ABSTAIN
☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:  Please sign exactly as your name or names appear on this Proxy. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company’s Register of Members. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.